
ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549




Your reference File No. 82-5089
Our reference ISL/jp
Date 03/03/2006

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (1) 625 23 85
Dir. fax +41 (1) 625 03 85
iris.sandmeier@zurich.com

Dear Sir or Madam

Enclosed herewith please find the press release and advertisements concerning the additional listing of shares issued under the contingent share capital of Zurich Financial Services at the SWX Swiss Exchange (in German and French) as well as the corresponding Information to the London Stock Exchange (LSE) :

- Kotierungsinserat, dated March 3, 2006
- Cotation formelle, dated March 3, 2006
- English message to the LSE, dated March 2, 2006.
- Press Release of March 2nd.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

on behalf of
Iris Sandmeier Lüthi

Enclosure



ZURICH
FINANCIAL SERVICES

Formelle Kotierung von 1'000'000 Namenaktien mit einem Nennwert von je CHF 2,50 aus bedingtem Aktienkapital am «EU-kompatiblen» Segment der SWX Swiss Exchange

Rechtsgrundlage

Der Verwaltungsrat der Zurich Financial Services hat am 15. Februar 2006 beschlossen, gestützt auf das bedingte Aktienkapital gemäss Art. 5ter Abs. 2 (a) der Statuten der Zurich Financial Services, unter Ausschluss des Bezugsrechts und des Vorwegzeichnungsrechts der Aktionäre von Zurich Financial Services, maximal 1'000'000 zusätzliche Namenaktien mit einem Nennwert von je CHF 2,50 auszugeben. Sie dienen der Erfüllung von Verpflichtungen der Zurich Financial Services zur Lieferung von Namenaktien unter Mitarbeiterbeteiligungsprogrammen.

Kotierung

Die formelle Kotierung der zusätzlichen Namenaktien der Zurich Financial Services im «EU-kompatiblen» Segment der SWX Swiss Exchange und deren Zulassung zum Handel an der virt-x wurden auf den 6. März 2006 beantragt und bewilligt.

Die bisherigen Namenaktien der Zurich Financial Services sind auch an der London Stock Exchange kotiert.

Die Kotierung der zusätzlichen Namenaktien ist ebenfalls an der London Stock Exchange beantragt.

Verbriefung

Die Aktionäre haben Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien (aufgeschobener Titeldruck).

Vinkulierung

Die zusätzlichen Namenaktien sind gleich wie die bereits kotierten Namenaktien nach Massgabe von Artikel 7 der Statuten der Zurich Financial Services vinkuliert.

Dividendenberechtigung

Die zusätzlichen Namenaktien sind ab ihrer Ausgabe dividendenberechtigt.

Anwendbares Recht und Gerichtsstand

Schweizerisches Recht
Zürich

Angaben über Zurich Financial Services

Zurich Financial Services ist als Aktiengesellschaft nach schweizerischem Recht organisiert.

Der eingetragene Gesellschaftssitz befindet sich am Mythenquai 2 in 8002 Zürich.

Die Gesellschaft wurde auf unbestimmte Zeitdauer gegründet.

Valoren-Nummer / ISIN / Ticker Symbol

Valoren-Nummer: 1.107.539
ISIN: CH0011075394
Ticker Symbol: ZURN

Anerkannter Vertreter

Homburger Rechtsanwälte

Ort und Datum

Zürich, 3. März 2006

Dieses Kotierungsinserat stellt keinen Emissionsprospekt im Sinne von Art. 652a bzw. 1156 OR dar. Die Kotierung bezieht sich auf weniger als 10% der Beteiligungsrechte derselben Gattung, die bereits im «EU-kompatiblen» Segment der SWX Swiss Exchange kotiert sind (Art. 11 Ziff. 1 Zusatzreglement). Darüber hinaus werden die Beteiligungsrechte Beschäftigten angeboten (Art. 11 Ziff. 6 Zusatzreglement). Es wurde deshalb kein Kotierungsprospekt erstellt.



ZURICH
FINANCIAL SERVICES

Cotation formelle de 1 000 000 actions nominatives d'une valeur nominale de 2,50 CHF chacune émanant du capital-actions conditionnel au segment SWX Swiss Exchange «compatible UE»

Base légale	Le 15 février 2006, le conseil d'administration de Zurich Financial Services a décidé d'émettre un nombre maximum de 1 000 000 actions nominatives supplémentaires d'une valeur nominale de 2,50 CHF chacune sur la base du capital-actions conditionnel selon l'art. 5ter al. 2 (a) des statuts de Zurich Financial Services à l'exclusion des droits de souscription préférentiels et des droits de souscrire en priorité revenant aux actionnaires de Zurich Financial Services. Elles servent à remplir les obligations de Zurich Financial Services de livrer des actions nominatives selon des programmes d'intéressement.
Cotation	La cotation formelle des actions nominatives supplémentaires de Zurich Financial Services au segment SWX Swiss Exchange «Compatible UE» et leur admission au négoce de la virt-x ont été demandées et accordées pour le 6 mars 2006. Les actions nominatives de Zurich Financial Services existantes sont aussi cotées à la London Stock Exchange. La cotation des actions nominatives supplémentaires est également requise auprès de la London Stock Exchange.
Impression	Les actionnaires peuvent exiger l'impression et la livraison de certificats pour les actions nominatives (action avec impression différée des titres).
Restrictions mises au transfert des actions	Les restrictions mises au transfert des actions nominatives selon l'article 7 des statuts de Zurich Financial Services s'appliquent aux actions nominatives supplémentaires de la même manière qu'à celles déjà cotées.
Droit au dividende	Les actions nominatives supplémentaires donnent droit au dividende dès leur émission.
Droit applicable et for	Droit suisse Zurich
Informations concernant Zurich Financial Services	Zurich Financial Services est organisée en société anonyme de droit suisse. Le siège social de la société se trouve au Mythenquai 2, 8002 Zurich. La société a été fondée pour une durée indéterminée.
Numéro de valeur / ISIN / Symbole ticker	Numéro de valeur: 1.107.539 ISIN: CH0011075394 Ticker Symbol: ZURN
Représentant agréé	Homburger Rechtsanwälte
Lieu et Date	Zurich, le 3 mars 2006

Cette annonce de cotation n'est pas un prospectus d'émission au sens des art. 652a et 1156 CO. La cotation se réfère à moins de 10% du nombre des droits de participation de la même catégorie déjà cotés sur le segment de cotation SWX Swiss Exchange «Compatible UE» (art. 11 ch. 1 Règlement Complémentaire). De plus, les droits de participation sont offerts aux salariés (art. 11 ch. 6 Règlement Complémentaire). Zurich Financial Services est donc dispensée de l'obligation de publier un prospectus de cotation.

REGULATORY ANNOUNCEMENT

ZURICH
FINANCIAL SERVICES

Company Zurich Financial Services

TIDM ZURN

Headline BLOCK LISTING APPLICATION

Released 2 March 2006

Zurich Financial Services

Block listing application

Zurich Financial Services (the "Company") today announces that applications are being made to the Financial Services Authority and to the London Stock Exchange plc for a total of 1,000,000 registered shares of CHF 2.50 each (ISIN CH0011075394) (the "Shares") to be block listed and admitted for trading.

The Shares are being reserved under a block listing and will be issued over time to meet the Company's obligations as they arise under the following schemes: (1) Group Long Term Incentive Programs (up to 628,000); (2) Long Term Performance Share Plans (up to 339,000); and (3) Employee Incentive Plan (up to 33,000).

The Shares, when issued, will rank pari passu with the existing registered shares of the Company.

The securities of the Company are listed at the SWX Swiss Exchange with a secondary listing on the Official List of the UKLA.

Dr. Monica Mächler-Erne

Company Secretary

2 March 2006

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

News Release

ZURICH

Zurich applies for listing of 1 million new shares to fulfill obligations under employee share and option plans

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 2, 2006 – Zurich Financial Services (Zurich) has submitted an application to list 1,000,000 registered shares with a nominal value of CHF 2.50 per share out of contingent capital at the SWX Swiss Exchange. Similar applications have been made in the United Kingdom where Zurich has a secondary listing. The shares are allocated to be issued over time to meet Zurich's obligations under various employee share and option plans as they arise.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.